Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 13, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1387
                       BDC Scorecard Portfolio, Series 1
                       File Nos. 333-207332 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with out office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1387, filed on November 10, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BDC Scorecard, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Business Development Companies

     1. Please disclosure in the prospectus the maturity policies of the BDCs in which the Trust will invest.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Risks

     2. Please revise the third bullet point in this section to state that the Trust invests only in publicly-traded securities.

     Response: The disclosure has been revised in response to your comment.

ADDITIONAL REVISIONS

     As a result of the strategy, the Trust is concentrated in the financials sector. Consequently, the relevant disclosures have been added to the "Principal Investment Strategy," "Principal Risks" and "Investment Risks" sections. In addition, the small-capitalization and mid-capitalization companies risks have been revised to state that the trust also invests in BDCs that are small-capitalization and mid-capitalization companies.

TANDY ACKNOWLEDGMENT

     In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren